Heineken Holding N.V.

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

08000962

Registered
United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

date 20 February 2008

SUPPL

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find a press release dated 20 February 2008.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,
HEINEKEN HOLDING N.V.

P.A. Akkerman

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Encl.

Heineken Holding N.V. reports strong organic net profit growth of 23% for 2007

Amsterdam, 20 February 2008. Heineken Holding N.V. announced today a 23% organic growth in net profit for the twelve months to end December 2007. This performance is in line with Heineken's forecast published in August 2007.

Net profit (beia) for 2007 amounted to EUR 1,119 million with EBIT (beia) growing 20% organically to EUR 1,846 million. Once again, Heineken was able to drive growth in all key metrics across virtually all regions.

At the Annual General Meeting of Shareholders of Heineken N.V. in April 2008, Heineken N.V. will propose a 17% increase in dividend for 2007 to EUR0.70 per share (2006: EUR 0.60).

For 2008, Heineken expects another year of positive organic net profit growth driven by the shift towards premium beer, strong consumer demand for its brands, improved pricing and a continued focus on cost control.

Key figures[1]

	2007	2006	Change	Organic growth
	(hl m)	*(hl m)*		
Group beer volume	139.2	131.9	5.5 %	4.7%
Consolidated beer volume	*119.8*	*111.9*	7.1%	6.5%
	(EUR m)	*(EUR m)*		
Revenue	12,564	11,829	6.2%	7.3%
EBIT	1,528	1,832	-16.6%	-
EBIT (beia)	1,846	1,569	17.6%	20.0%
Net Profit (beia)	1,119	930	20.4%	22.6%
Net profit Heineken Holding N.V.	404	606	-33.4%	

- The net result of Heineken Holding N.V.'s participating interest in Heineken N.V. for 2007 amounts to €404 million.

- **Record organic profit growth:** Net Profit (beia) increased organically by 22.6%, driven by the 20% organic increase in EBIT (beia). Reported Net Profit of Heineken N.V. was 33% lower, reflecting EUR 301 million of net exceptional charges, compared with EUR 291 million of net exceptional gains in 2006.

[1] For an explanation of the terms in this press release please refer to the glossary at the back of the release

Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No.. 33078624

expansion and the construction of new breweries in Central & Eastern Europe, Asia and Africa. Capital expenditures will be financed mainly from cash flow.
The total restructuring costs associated with the Fit 2 Fight saving programme is expected to amount to approximately EUR 225 million, of which an estimated EUR 75 million will relate to 2008. As a result of cost-reduction programmes, the underlying downward trend in the number of employees will continue.

In the event of a successful offer for Scottish & Newcastle, Heineken's share of the assets will be consolidated for the first-time when the transaction becomes effective.

Anticipated acquisition of assets of Scottish & Newcastle plc

On 25 January 2008, Sunrise Acquisitions Limited (a newly incorporated company jointly owned by Heineken N.V. and Carlsberg A/S) and Scottish & Newcastle plc (S&N) announced that they had reached agreement on the terms of a recommended cash offer of 800 pence per S&N share. It is intended that the acquisition will be implemented by means of a court-sanctioned scheme of arrangement.

Following completion of the acquisition, which is expected to take place in the second quarter of 2008, S&N's share of BBH, as well as the French, Greek, Chinese and Vietnamese operations will be transferred to Carlsberg. Heineken will continue to hold the remaining businesses, principally the United Kingdom and Ireland, Portuguese, Finnish, Belgian, the United States and Indian operations.

For Heineken, the intended acquisition represents a significant strategic step that will create strong platforms for growth. It is anticipated that the acquisition will provide extensive new distribution and portfolio platforms in the United Kingdom and other markets to drive premium Heineken brand growth. In Western Europe, where Heineken has increased profitability consistently, year after year, Heineken will acquire number 1 (in the United Kingdom) and number 2 (Portugal, Ireland, Finland and Belgium) market positions in stable, profitable markets. The acquisition will also add attractive brands such as Newcastle Brown Ale, Foster's, John Smith's Bitter and Strongbow cider to Heineken's brand portfolio.

The enterprise value of the relevant assets amounts to EUR 6.1 billion. The acquisition will be entirely financed with debt and committed financing is in place.

At the Annual General Meeting of Shareholders on 17 April 2008, shareholders of Heineken N.V. and Heineken Holding N.V. will be asked to approve the acquisition. Heineken N.V.'s and Heineken Holding N.V.'s controlling shareholder provided irrevocable undertakings to vote in favour of the transaction. The transaction will also require court, regulatory and S&N shareholders' approval.

Dividend proposal

The Annual General Meeting of Shareholders of Heineken N.V. on 17 April 2008 will be asked to approve the distribution of an increased cash dividend of EUR 0.70 (2006: EUR 0.60) per share of EUR 1.60 nominal value. This represents a dividend pay out ratio of 30.5% in line with Heineken's dividend policy. As an interim dividend of EUR 0.24 per share was paid on 20 September 2007, the final dividend will be EUR 0.46 per share, subject to the 15% Dutch withholding tax.
If Heineken N.V. shareholders approve the proposed dividend, Heineken Holding N.V. will, according to its articles of association, pay an identical dividend per ordinary share. A final dividend of EUR 0.46 per ordinary share of EUR 1.60 nominal value will be payable on 25 April 2008. Heineken Holding N.V. shares will be quoted ex-dividend on 21 April 2008.

Notes to the annual consolidated figures 2007 of Heineken Holding N.V.

6.5% Organic growth in Consolidated Beer Volume

Consolidated Beer Volume ('000 hl)

	2007	2006	Change	Organic Change
Western Europe	31,910	32,100	-0.6%	-0.6%
Central and Eastern Europe	51,114	46,925	8.9%	8.3%
Americas	13,718	13,197	3.9%	3.9%
Africa and Middle East	15,668	13,281	18.0%	18.0%
Asia/Pacific	7,418	6,402	15.9%	10.8%
Total	**119,828**	**111,905**	**7.1%**	**6.5%**

Consolidated beer volume increased 7.1% to 119.8 million hectolitres, of which 6.5% was organic growth. First-time consolidations added 0.6 million hectolitres, mainly related to acquisitions in Vietnam and in the Czech Republic. Overall volume was driven by the exceptional weather conditions across large parts of Europe in the first four months of the year. Central and Eastern Europe delivered more than 50% of the total organic volume growth, driven by strong performances in Russia, Poland, Romania and Hungary. Africa accounted for a third of the 2007 volume increase driven by excellent growth in Nigeria and Central Africa.

Group beer volume increased 5.5% to 139.2 million hectolitres, of which 4.7% was organic. In South Africa, Heineken regained control of the Amstel brand, which was previously brewed under license and reported as part of Group beer volume. As a result of the change, Amstel volume for the South African market is now produced by Heineken and included in the consolidated beer volume.

Heineken brand continues to outperform

Volume of the Heineken brand in the international premium segment

('000 hl)	2007	2006	hls Change	% Change
Western Europe	7,496	7,003	493	7.1%
Central and Eastern Europe	2,605	2,196	409	18.6%
Americas	9,131	8,622	509	5.9%
Africa	1,567	1,138	429	37.7%
Asia/Pacific	3,920	3,542	378	10.7%
Total Heineken volume	**24,719**	**22,501**	**2,218**	**10%**

At the end of 2007, volume of the Heineken brand in the international premium segment totalled 24.7 million hectolitres (+10%). This followed a similar double-digit increase in 2006 and ensured the brand once again grew its share in the international premium segment. Including the volume in the Netherlands, where the Heineken brand is not sold at a premium price, the brand grew 8%.

Volume of the Heineken brand grew strongly in every region. In Africa and Central and Eastern Europe, growth in the Heineken volume is accelerating driven by rising purchasing power, the emergence of a distinct middle class and the increasing preference for international premium brands. In Western Europe, volume of the Heineken brand grew 7% driven by the strong performances in Spain, France, Italy and the United Kingdom where the brand gained market share in the premium segment. In the Americas, the brand grew by 0.5 million hectolitres driven by increases in Canada and Chile and strong growth of Heineken Premium Light in the USA. In the Asia Pacific region, the brand continued its strong growth in excess of 10%.

Innovation is a key element to both strengthening the brand's equity and driving volume growth. In 2007, 0.4 million incremental hectolitres were sold in innovative formats, accounting for more than 15% of the total volume growth of the Heineken brand. DraughtKeg sold more than 10 million units during the year, made possible in part by the expansion of capacity at the start of 2007 in the Netherlands. BeerTender in returnable or one-way format is now available in 9 countries.

In 2007, Heineken continued its high-impact marketing initiatives in the field of sports sponsorships such as the UEFA Champions League, the Rugby World Cup, the US Open tennis tournament and the "Heineken Cup" rugby competition. Heineken was also involved in the promotional activation for the film, "The Bourne Ultimatum", and key music events such as Mardi Gras and its own Thirst Studio.

Amstel Brand

Volume of the Amstel brand totalled 10.6 million hectolitres compared with 12.2 million hectolitres in 2006. Control of the Amstel brand in South Africa was regained with the cancellation of the licence contract for local production on 12 March 2007. Within five months, the brand was reintroduced into the market, imported from Europe. As a result of the changes and consequent temporary absence from the market, Amstel volume was 1.5 million hectolitres lower in 2007.

Local production in South Africa in a greenfield brewery is planned to commence in the last quarter of 2009 enabling a greater range of consumer pack types and formats. Across the business, Amstel developed well, and steady volume growth in Central and Eastern Europe in part offset lower volume in Western Europe and the United States. The Amstel Pulse line extension is now available in Russia, Greece, Hungary, New Zealand and Australia and is developing well.

Continued strong revenue growth

Revenue increased 6.2% to EUR12.6 billion, of which 7.3% was organic, versus 7.1% in 2006. Organic growth was driven by strong volumes (+4.2%) and improved pricing and sales mix (+3.1%).

First-time consolidations accounted for an increase of EUR43 million, or 0.4%, and relate to the acquisitions in the Czech Republic, Vietnam and Germany. The breweries acquired in Belarus and Serbia will be consolidated for the first-time in 2008. If the offer for Scottish & Newcastle is successful, the consolidation of the relevant assets will take place in 2008 from the date the transaction becomes effective.

There was a negative effect on revenue from currency fluctuations of EUR171 million, or –1.4%. This is mainly due to the depreciation of the Chilean peso, the Singapore dollar, the Nigeria naira and the Russian rouble. As a result of its hedging strategy, Heineken realised an average exchange rate of EUR/USD of 1.27 in 2007, versus 1.26 in 2006.

Fit 2 Fight fixed cost ratio below 31%

Fit to Fight (F2F), Heineken's cost savings programme, will deliver EUR450 million gross fixed cost savings between 2005 and 2008. In 2007, Heineken delivered annual gross costs savings of EUR191 million, slightly ahead of plan. This brings the cumulated annual savings to EUR305 million and completes 68% of the total EUR450 million target. Related exceptional restructuring costs in 2007 totalled EUR57 million before taxes, mostly related to redundancy costs. The F2F fixed cost ratio decreased to 30.7% from 33.1% for 2006 and from 34.9% for 2005.

Cost saving activities within F2F developed during the year included the introduction of shared services and the streamlining of distribution activities in Italy, France, Netherlands and Austria. Additional cost savings resulted from the transfer of beer production from the existing brewery in the centre of Seville, Spain, to the new highly efficient brewery which is almost completed.

Savings generated in 2007 in the supply chain totalled EUR110 million whilst gross savings in the beverage wholesale operations contributed EUR44 million to the savings. Greater efficiency amongst support functions accounted for the remaining EUR37 million of savings. Regionally, Western Europe contributed EUR104 million to the savings, Central and Eastern Europe EUR55 million, Africa and the Middle East EUR22 million and the other regions and the Headoffice of Heineken N.V. accounted for the remaining EUR10 million.

In 2008, Heineken expects to complete its 3-year cost savings programme, achieving annual gross savings of EUR450 million. Estimated restructuring costs in the final year of the programme will total approximately EUR75 million before tax.

Review by Region

Western Europe

	2007	2006	Change
Consolidated beer volume, hl m	31.9	32.1	-0.6%
Revenue, EUR m	5,450	5,351	1.9%
EBIT (beia), EUR m	665	633	5.1%

In Western Europe, Heineken realised good profit growth driven by the premiumisation of the beer market, higher prices and the delivery of cost savings resulting in an EBIT (beia) increase of 5.1%. Revenue grew 1.9% to EUR5,450 million.

In 2007, Heineken continued to invest in its key brands and in innovation. In the first half of 2007, two additional filling lines for DraughtKeg were installed in the Netherlands, increasing production capacity to more than 1 million hectolitres. As a result, supply and demand was better aligned and DraughtKeg was able to achieve a significant increase in sales, doubling volume versus 2006. Additionally, the rollout of the Extra Cold beer programme was accelerated, with the installation of Extra Cold fridges or draught installations in more than 22,000 outlets.

Consolidated beer volume in Western Europe was 0.6% lower at 31.9 million hectolitres. Higher volumes were achieved in Spain, Italy, the United Kingdom, Ireland and in the export markets in the Nordic region. However, lower volumes in France, the Netherlands and Switzerland offset these gains.

In this challenging environment, the Heineken brand continued to gain market share, growing volume in the premium segment by 7%. All countries in the region recorded higher volumes of the brand, with Spain, France and Italy accounting for 70% of the total increase.

The Netherlands

Revenue of Heineken Netherlands was only fractionally down as the increase in selling prices across the portfolio compensated most of the effect of lower volumes. The Heineken brand maintained its market share, whilst Amstel brand volumes decreased, largely due to a higher than average price increase. Organic growth in EBIT (beia) was strong, driven by efficiency improvement across the supply chain.

Innovation initiatives proceeded at fast pace in the Heineken brand's home market: Extra Cold beer installations are now available in 10% of the on-trade outlets where Heineken's brands are served. The first of a new Amstel franchise bar, the Loca cafes was opened in 2007 with more to follow in 2008.

A new cider-based drink, Jillz, was tested in two Dutch cities and resulted in positive consumer and on-trade reactions. A further rollout is planned for 2008.

Volume at Vrumona, the soft drinks company in the Netherlands, was lower due to unfavourable summer weather, however EBIT (beia) improved.

France
EBIT (beia) grew driven by improvement in the price and sales mix and cost reduction. Revenue increased slightly. The Heineken brand increased its market share, posting 7% growth on the back of continuous innovation and the introduction of new consumer packs. In the last quarter of 2007, the Heineken brand gained the leadership position in the off-trade segment. The Pelforth Blonde brand developed positively during the year. Total beer volume of Heineken France was lower, particularly in the on-trade due to the effects of mixed weather and lower volumes of low-priced beers.
The one-way BeerTender, introduced in October 2006, has now sold more than 100,000 appliances.

Italy
Volume of Heineken Italia increased, driven by positive performances of its key brands Heineken and Birra Moretti. The Heineken brand grew 5.4% and reached the 1.5 million hectolitres mark; Moretti continued to grow, selling more than 2 million hectolitres, extending its leadership in the off-trade segment. The rollout of Moretti 0/0, the alcohol free beer is on track.
Both revenue and EBIT (beia) increased, driven by higher volumes, better prices implemented early in the year, and an improvement in the sales mix. The Ten-Can, a 10-litre keg, which can be combined with the mobile Xtreme draught beer unit was successfully launched.

Spain
Volume at Heineken España grew healthily and its market share improved.
The Heineken brand was the main driver behind the improved performance. Volume of the brand grew almost 8% as a result of focused and innovative marketing, the successful nationwide introduction of DraughtKeg and the rollout of the Xtra cold beer programme.
Cruzcampo, Heineken España's mainstream brand, grew 2% in Andalusia, its home region. Cruzcampo lager benefited from the halo effect of the recently introduced Cruzcampo Light, which sold 60,000 hectolitres during the year. Revenue and EBIT (beia) increased as a result of the positive volume trend and a better sales and price mix. The greenfield brewery in Seville is now complete, and as planned, will fully replace the old brewery in the city in the first quarter of 2008. This will lead to significant savings in production and logistics costs.

The United Kingdom
Consolidated beer volume exceeded 0.5 million hectolitres. Volume of the Heineken brand increased 20%, continuing its strong momentum and exceeding 0.4 million hectolitres in a market that was affected by exceptionally poor weather and the introduction of a smoking ban in the on-trade channel. Consumer acceptance of the premium positioning of Heineken is rising further also driven by the high-profile introduction of the DraughtKeg and the eye-catching "continental pour" advertising

campaign. Marketing investment in the Heineken brand was at a high level and as a result, EBIT (beia) remained negative.

Ireland

The Heineken brand continued to grow its volume in the Irish market by 3.5%. Total. volume of Heineken Ireland increased 2.7% and, in combination with the positive price and sales mix effect, drove the growth in revenue and EBIT (beia).

Central and Eastern Europe

	2007	2006	Change
Consolidated beer volume, hl m	51.1	46.9	8.9%
Revenue, EUR m	3,686	3,359	9.7%
EBIT (beia), EUR m	444	364	21.7%

In 2007, beer consumption in Central and Eastern Europe was exceptionally strong as a result of the mild winter and spring. Consolidated volume increased organically by 8.3%, with Russia, Poland and Romania as major contributors. Acquisitions in 2007 in the Czech Republic (Krusovice brewery) and Germany (Schmucker brewery) contributed 287,000 hectolitres.

This growth in the region is driven in part by an increase in purchasing power and a structural shift from spirits to beer. Economic growth in new member states of the European Union and the development of a modern off-trade also continues to play an important role in the long-term growth of beer consumption of the region. With growing income levels across many markets, the interest in premium beers is increasing strongly.

The Heineken brand added more than 400,000 hectolitres (+19%) to its volume, due to initiatives such as the introduction of clear plastic labels in Romania and Hungary, the installation of 11,000 Xtra cold draught beer units, the introduction of DraughtKeg and innovative advertising campaigns. Russia, Greece and Poland were major drivers of growth of the Heineken brand.

Revenue increased organically by 8.1%, and fluctuations in currencies of Poland, Romania and Slovakia contributed on balance EUR41 million to revenue (+1.2%). EBIT (beia) increased 22% to EUR444 million largely driven by higher volume, a positive price and sales mix and a modest increase in fixed costs.

In 2007 and January 2008, Heineken continued the expansion of its business in the region through a series of targeted acquisitions. In the second half of 2007 the Krusovice brewery was acquired in the Czech Republic and the Syabar Brewing Company in Belarus, whilst the acquisition of the Rodic brewery in Serbia was announced. Early 2008, Heineken established a partnership with Efes Breweries

International that will invest in the growing Uzbek beer market. In addition, both companies intend to merge the brewing operations in Serbia and Kazakhstan, leading to number two market positions in both countries.

Poland
Beer volume increased 7.3%, with a stronger performance in the high-end segments of the market. In particular the Heineken brand performed well, growing at 13% and gaining share in the international premium segment. Zywiec, the national premium brand, grew high single digit driven by higher domestic volumes and an increase in export mainly to the United States and the United Kingdom. As a result of its double digit volume growth, Warka's market share grew.
Revenue of Grupa Zywiec saw double digit growth with volumes accounted for half of the increase and higher prices, a better sales mix and a positive currency effect accounting for the remainder. EBIT (beia) grew significantly, helped by costs savings in production and the introduction of a shared service centre.

Russia
The winter and spring were exceptionally mild in Russia leading to exceptionally strong market growth. Beer volume of Heineken Russia grew 16%, passing 15 million hectolitres. Total volume of the seven strategic brands, representing around 60% of the portfolio, grew faster than the overall market increasing 18%.
Volume of the Heineken brand grew nearly 40%. Amstel Pulse continued to develop well, driven by consistent marketing, the introduction of a 50cl bottle and the increase in numerical distribution. Ochota, Heineken's key brand in the mainstream segment and Three Bears (positioned at the top end of the economy segment) grew strongly. Volume of the Botchkarov brand was slightly lower.
Revenue grew by double digits, despite the effect of the lower rouble against the euro. EBIT (beia) increased, driven by the effect of higher revenue that was only partially offset by the impact of higher input costs and marketing investments. Production capacity is being upgraded and expanded, and headcount at the breweries continued to reduce.

Austria
The beer market in 2007 was broadly stable. Beer volume of Brau Union Austria was stable as the growth of the Heineken and Goesser brands was offset by lower volume of low-priced beers. Volume of the Heineken brand, in particular, increased strongly by almost 20%, partly driven by BeerTender volumes and the success of the introduction of the 50cl one-way bottle. BeerTender has now sold more than 40,000 appliances since its introduction in 2005.
Domestic volume of the Goesser brand increased, mainly due to the introduction of Goesser Natur Radler in the flavoured speciality beer segment. Volume of the Zipfer brand remained stable. Heineken Austria increased prices in March and April, which together with the higher volume, resulted in an increase in revenue. Further efficiency improvements in the production and restructurings in all parts of the company drove a double digit increase in EBIT (beia).

Greece

After several years of stagnation, the beer market showed growth in 2007 as a result of a mild winter, a hot summer, and higher tourist numbers.
Athenian Brewery grew its beer volume organically by 5.4%. Volume of the Heineken brand grew 10%, benefiting from packaging innovations (DraughtKeg, BeerTender and Xtra cold beer) and the marketing activation programmes around the Champions League soccer final in Athens. Domestic volume of the Heineken brand came close to one million hectolitres.
Amstel, the leading mainstream brand in Greece, grew volume by 4%, in part due to the successful introduction of Amstel Pulse, in both the On-trade and Off-trade channels. Revenue and EBIT (beia) saw double digit growth.

Germany

The German market declined in 2007 as a result of poor weather and challenging comparison with higher volumes of the World Football World Cup year of 2006. Volume at Brau Holding International, Heineken's joint venture with the Schoerghuber Group, was 1% lower. Volume of the Paulaner brand grew 8%, driven by the success of its Weissbier and the strength of its exports to the United States, the United Kingdom and continental Europe. Volumes of the Kulmbacher and Karlsberg brands were lower. Revenue was lower, but EBIT (beia) grew as a result of strict cost control and improvement in sales mix.

The Americas

	2007	2006	Change
Consolidated beer volume, hl m	13.7	13.2	3.9%
Revenue, EUR m	2,043	1,975	3.4%
EBIT (beia), EUR m	278	267	4.1%

Markets in the region developed well and saw continued growth. Consolidated beer volume grew 3.9%, mainly driven by Argentina, Canada and the United States.

With strong positions throughout the region, volume of the Heineken brand grew by 5.9% to 9.1 million hectolitres. Both Canada and Brazil renewed the Heineken brand import and licence agreements respectively for 10 years. In the United States, its largest market, the brand is centrepiece of a combined Mexican and European beer portfolio, the two biggest categories in the import segment.

Revenue increased 3.4% to more than EUR2 billion, of which 8.8% was an organic increase. This was driven by price increases across the region and higher volumes in Argentina, Chile and the USA, which were only partly offset by the effect of the lower Chilean peso and Caribbean currencies. EBIT (beia) increased 4% as the much better operating performance was in part offset by the effect of unfavourable exchange rate fluctuations against the euro.

USA

The total US beer market grew approximately 1% in 2007 with import segment growth of 2.5%, once again outperforming domestic beer growth. Over 70% of the import beer growth was generated by Heineken USA. The speciality beers segment also showed further growth.

Heineken USA grew volume of its combined portfolio of Dutch and Mexican import brands by 6% despite a substantial price increase of 3.5% at the start of 2007 and lower discounts which together translated into an average consumer price increase of around 5-6% in the key trade channels. Beer sales volume excluding the Femsa brands grew 3.0% at 7.7 million hectolitres whilst depletions (sales by distributors to retailers) increased 2.3%. Sales volume for the Heineken franchise totalled 6.8 million hectolitres. Heineken Lager and Heineken Premium Light grew sales volume 2.7% and 20% respectively and depletions by 1% and 27% respectively. Sales of both beers in DraughtKeg developed well across the USA and marketing investment in both brands were increased.
Heineken Premium Light in cans was introduced in June 2007. Heineken Premium Light continues to unlock its long-term brand potential and repeat purchase rates remain high. Tests of the BeerTender were successfully completed and the concept will be rolled out nationwide in 2008. A new advertising agency was appointed with the aim of further improving the marketing communication and image of the Heineken brand.

Sales and depletions volume growth of the Mexican brands was 14%, significantly exceeding segment growth. This excellent performance was driven by the rapid growth of the Dos Equis brand (+17%) and the Tecate franchise (+13.6%), the latter in part driven by the introduction of Tecate Light in selective regions of the USA.
In April 2007, Heineken USA and Femsa announced a 10-year extension of their existing relationship in the USA starting 1 January 2008. Under the terms of the agreement, Heineken USA will be the exclusive importer, marketer and seller of the Femsa beer brands.

Sales and depletions volume of Amstel Light were 11% lower due to weak off-trade performance in the Northeast Region. Heineken USA has appointed a new advertising agency for the brand and will introduce a new proposition for the brand based on its history, high quality and Amsterdam origin in 2008.

Revenue of Heineken USA grew 8% organically driven by higher volumes and prices.

During the year, Heineken USA successfully reorganised its sales force and further lowered costs in the supply chain. EBIT (beia) grew single digit driven by higher prices, higher volumes and favourable shifts in the sales mix. The adverse effect due to the lower exchange rate of the dollar versus the euro was limited.

Canada

Volume growth at Heineken Canada outpaced the overall beer market growth significantly. Despite price increases, volume of the Heineken brand grew 15%, driven

by the positive effects of the renewed import agreement, the strong efforts of Heineken's partner Molson Coors Brewing Co., and the success of the DraughtKeg.

Chile and Argentina

Beer volumes of CCU, Heineken's joint venture with Quiñenco in Chile and Argentina, grew 4% and 11% respectively driven by good performance from the Heineken, Escudo and Schneider brands. Total group beer volume of CCU in Chile and Argentina amounted to 7.6 million hectolitres. The soft drink, wine and spirits business also posted strong volume increases. Volume of the Heineken brand increased 24%, gaining market share in the premium segment despite increased competition. EBIT (beia) grew organically by double digits, driven by higher volumes.

Caribbean

Consolidated beer volume was lower and EBIT (beia) was stable in an environment that was characterised by lower tourist numbers, extreme weather conditions and a weak economy particularly in Puerto Rico. Locally produced and imported volume of the Heineken brand grew slightly, driven by the introduction of DraughtKeg and Heineken Premium Light in several markets.

Africa and the Middle East

	2007	2006	Change
Consolidated beer volume, hl m	15.7	13.3	18%
Revenue, EUR m	1,416	1,182	20%
EBIT (beia), EUR m	329	234	41%

The increasing worldwide demand for, and rising prices of African minerals continues to drive economic development and improve purchasing power, making beer more affordable. Foreign investment in the region continues to grow and the expansion in infrastructure is opening up new markets. In a number of countries, the emergence of a distinct middle class has increased the demand for international premium beers.

Consolidated beer volume of the Heineken group grew 18% to 15.7 million hectolitres driven by improved economic conditions and increased stability in the region. In Nigeria and the Democratic Republic of Congo (DRC) particularly, the beer market expanded rapidly and these two countries accounted for a substantial part of the regional volume growth. Bralima, Heineken's operating company in the DRC gained market share driven by growth of the Primus brand. In Nigeria, the market share of the Heineken Group increased 2.6%.

Across the region, volume of the Heineken brand grew almost 40% to 1.6 million hectolitres. Volume growth was particularly strong in Nigeria, South Africa and the Middle East.

Volume of Amstel in the region, excluding South Africa, grew 8%.

During the year, Heineken expanded several agricultural projects in the region with the aim of increasing the local supply of raw materials and reducing dependence on high-

priced imported malt and barley. Heineken is growing part of its own grain requirements in Nigeria, Ghana, Sierra Leone, Rwanda and Egypt, whilst similar projects are under way in Burundi and the DRC.

Revenue in the region grew 20%, driven by strong volumes in particular in Nigeria, South Africa and Central Africa, and price and sale mix improvement, despite an adverse effect of 6% as a result of weakening of local currencies against the euro. EBIT (beia) increased 41%.

Heineken is expanding its presence throughout Africa and the Middle East. Breweries are under construction in the Democratic Republic of Congo and Tunisia, whilst preparations are underway for the construction of a brewery in South Africa. At the start of 2008, Heineken acquired the second largest brewer in Algeria.

Nigeria

Strong economic growth in the country continues, supported by high oil prices. The beer market increased approximately 12.5% driving volume growth of both Nigerian Breweries and Consolidated Breweries. The combined volume grew more than 17% to 8.4 million hectolitres and market share increased. Volume of the Heineken brand grew by 75%, whilst volume of the Star and '33'Export brands grew by double figures in the growing lager segment. The introduction of the Fayrouz brand in Nigeria was well received by consumers and the brand produced good volumes in its first year with excellent potential for future growth.

Revenue and EBIT (beia) increased substantially despite the effect of the weaker Nigerian naira. The increase was driven by strong volumes, price increases implemented at the end of 2006 and 2007, and efficiency improvements.

South Africa

Brandhouse (the distribution joint venture between Heineken, Diageo and Namibian Breweries for South Africa) was expanded and reorganised to cater for the increase in business as a result of the addition of the Amstel brand to its portfolio. European brewed Amstel in cans and one-way bottles are now fully available in the market. Although the temporary route to market is not profitable, it is a necessary interim step until profitable local production commences. This is expected to start by the end of 2009 and until this occurs, volume of the Amstel brand will be temporarily lower.
Heineken has identified potential locations in the Gauteng province for the new brewery in South Africa and construction is expected to commence shortly.
Volume of the Heineken brand grew more than 70% in South Africa.

Egypt

The beer market in Egypt continued its steady growth, driven by higher tourist numbers. Total volume (beer, soft drinks and Fayrouz) of Al Ahram grew in line with the market, driven by the Heineken and Sakara brands. Substantial cost savings were achieved in production and the number of stock keeping units was reduced by 30% following a review of the product portfolio. Revenue grew organically and EBIT (beia) increased substantially.

Asia/Pacific

	2007	2006	Change
Consolidated beer volumes, hl m	7.4	6.4	16%
Revenue, EUR m	597	560	6.7%
EBIT (beia), EUR m	100	95	5.5%

In a large part of the region, Heineken operates through Asia Pacific Breweries (APB), its joint venture with Fraser and Neave.
Consolidated beer volume grew by over 1 million hectolitres in 2007, driven largely by growth in Vietnam, New Zealand and Cambodia as well as the first-time consolidation of acquisitions in Vietnam. Consolidated beer volume as reported in the first half of the year included 0.35 million hectolitres in relation with to Chinese brewing group DaFuHao. For the full year 2007, DaFuHao is treated as an associated company and accordingly the beer volumes of the first-half of 2007 are excluded from the full year number.

Volume of the Heineken brand grew 11% to 3.9 million hectolitres, driven by strong growth in Vietnam, Taiwan, South Korea, Malaysia, China and New Zealand. Volume of the Heineken brand was lower in Thailand where a weaker economy and trade and advertising restrictions held back growth. The Heineken brand extended its position as the leading international premium beer in the region. Tiger beer expanded its international footprint further through the expansion of the number of export markets and the start of local production in Mongolia.

Revenue grew by a robust 6.7% and EBIT (beia) increased 5.5%, driven by higher volumes, strict cost control and a better sales and price mix. Profit growth was held back by the impact of weaker currencies against the euro, integration costs of recently acquired breweries and gestation expenses related to the greenfield breweries in the region. In addition, profit in 2006 was favourably affected by royalty restitutions. Breweries are under construction in India and Laos, whilst the brewery in Mongolia was completed in 2007.

Singapore

Asia Pacific Breweries (Singapore) benefited from growth in the beer market driven by the good economy, better export volume and a rise in contract brewing volume. An influx of foreign brands expanded the beer market, but increased competition. In particular the Heineken and Tiger brands contributed to volume growth.

Vietnam

The strong economy in Vietnam continues to have a positive impact on beer consumption. The breweries of APB achieved strong volume growth, particularly in the southern and central regions of the country. The Heineken brand continued to outperform the market. The newly acquired brands LaRue and Foster's, the latter

produced under licence, developed positively. EBIT (beia) grew driven by better prices and higher volume.
The three breweries that were acquired at the end of 2006 and in 2007 in the central and southern part of the country have now been successfully integrated and synergies in costs, brand portfolio and distribution were realised.

Cambodia
Cambodia Brewery which is 80% owned by APB, further consolidated its position in the market. As a result of good distribution, efficient and effective marketing programmes, results in terms of volume and profitability improved significantly in a market that is growing 15% annually. Anchor and Tiger continue to be the leading brands in the market.

China
The market remains challenging with low selling prices and increase in input costs. The Heineken brand continues to perform well in China with 13% growth despite its 600% price premium versus local mainstream beers as a consequence of low local beer prices.

Thailand
Growth in the beer market was mainly limited to the mainstream and low-priced segments of the market as a result of the economic uncertainties in the country and consumption, distribution and advertising restrictions. Volume of Thai Asia Pacific Breweries was lower, but volume of the Tiger brand grew double digit.

Indonesia
Volume of Multi Bintang Indonesia was marginally lower, but volume of the Heineken brand once again grew strongly. As a result of excellent execution in the market and improved efficiency, EBIT (beia) improved organically.

Taiwan
In Taiwan, volume of the Heineken brand grew 17% and continued to improve its market share. Heineken is now the undisputed number one international premium beer in the country.

South Korea
Volume of the Heineken brand grew by more than 40% as a result of increased penetration in the various distribution channels. Consumers' awareness and preference for the brand also increased as a result of inaugural TV commercials in 2007 and the brand gained momentum as the leading international premium beer.

Other markets in Asia Pacific region
In the middle of the year the greenfield brewery in Ulaanbaatar, Mongolia with a capacity of 120,000 hectolitres came on stream. The brewery produces Tiger beer locally. Tiger has been in the market on an imported basis for the last 15 years. In addition the local brand Sengur was launched.
Volume increased substantially in India, but EBIT (beia) is still negative as a result of gestation losses of the greenfield brewery in Hyderabad which will be completed at the

beginning of 2008, and the marketing investment in the launch of new brands on the market.
Construction of the greenfield brewery in Laos that started in July 2006 is expected to be completed in the first quarter of 2008.

Heineken N.V.'s Headoffice costs and eliminations

In 2006, Heineken improved the transparency of its financial reporting and structure by separating the Headoffice of Heineken N.V. results from Western Europe results. Headoffice of Heineken N.V. results comprise mainly royalties paid by operating companies to the Headoffice of Heineken N.V. for the use of the Group's global brands, results of Beer Systems (Heineken's innovation and development centre), the central unallocated marketing costs such as global sponsorships for the Heineken brand, the results of the Group's main maltery (supplying breweries in Europe and Africa) and the costs of the Headoffice of Heineken N.V.

In 2007, the EBIT (beia) of the Headoffice of Heineken N.V. was EUR30 million compared with a negative amount of EUR24 million in 2006. This improvement was achieved due to a combination of positive trends; the volume growth of the Heineken brand generated an increase in royalties from the operating companies; the increase in volume from innovative pack types (BeerTender, DraughtKeg, Xtreme Draught) led to lower marketing support costs from Beer Systems and the costs reductions related to F2F.

20% organic growth in EBIT (beia)

EBIT (beia) grew 17.6% to EUR1,846 million and EBITDA (beia) amounted to EUR2,568 million. Organic growth contributed EUR314 million, or 20%, and was driven by the increasing top line and the focus on cost savings. The depreciation of some currencies in Asia, South America and Eastern Europe against the euro (with the exception of the Polish zloty) had a negative effect of EUR36 million (–2.3%), and the contribution of the first-time consolidations was slightly negative.

		Change
EBIT (beia) 2006	1,569	
Organic EBIT growth	314	20.0%
Exchange rate effects	-36	-2.3%
First-time consolidations	-1	-0.1%
EBIT (beia) 2007	1,846	**17.6%**

Reported EBIT was 16.6% lower, which is attributable to exceptional charges of EUR307 million (mainly a fine from the European Commission), which compares with a EUR273 million gain recorded in 2006 (mainly a book gain on the sale of a former brewery site in Spain).

Development of EBIT

	2007	2006
EBIT	1,528	1,832
Amortisation of brands	11	10
Exceptional items	307	-273
EBIT (beia)	**1,846**	**1,569**

Marketing and selling costs increased organically by 10.5% as a result of additional focus on long-term brand building across most regions, and represent 12.9% of revenue (12.6% in 2006). For 2008, Heineken expects marketing and selling as the percentage of revenue to be in line with 2006.

Raw material and packaging costs rose 14.2% on an organic basis, due to the increase in consolidated beer volume, higher commodity and energy prices and the shift toward innovative and more expensive packaging. The effect of higher commodity prices was limited to 8% of the organic increase as a result of good timing of purchasing contracts and the advantages of further centralised procurement.

Energy and water costs remained stable as a percentage of revenue at 2.3%, despite the significant increases in oil prices. Transportation costs, on the other hand, grew due to the shipping of Amstel beer to South Africa and increased cost of road transportation.

Personnel costs decreased 1.4% organically. Expressed as a percentage of revenue, personnel costs decreased to 17.2% from 18.9% in 2006. The decrease is mainly driven by the efficiency gains of the F2F programme, particularly in Western Europe.

Interest costs were EUR32 million lower at EUR101 million as a result of strong cash generation last year, more efficient use of funds and renegotiation of the financing of acquired companies at better interest rates. This decrease was compensated by the increase in "Other net financing expenses" of EUR37 million, mostly due to the change in value in euros on balance sheet date of financial assets nominated in foreign currencies.

Excluding exceptional items and amortisation of brands, the effective tax rate decreased to 26.2%, from 27.2% in 2006, also due to the lower Dutch corporate tax rate. The effective tax rate including exceptional items stood at 31.7% (2006: 22.0%). For 2008, Heineken expects an effective tax rate excluding exceptional items and the effect of first-time consolidations in the range of 26% to 27%.

The profit attributable to minority interests in Heineken N.V. group companies was EUR31 million higher as a result of increased profitability in the Nigerian, Polish and Chilean operations.

Net profit (beia) grew 20.4% to EUR1,119 million, with a strong organic growth of 22.6%, or EUR210 million. The effect of currency fluctuation on net profit of Heineken N.V. was negative EUR17 million. The net profit contribution of companies consolidated for the first time after cost of financing was marginal.

		Change
Net Profit (beia) 2006	**930**	
Organic Net Profit growth	210	22.6%
Exchange rate effects	-17	-1.8%
First-time consolidations	-4	-0.4%
Net Profit (beia) 2007	**1,119**	**20.4%**

Net profit of Heineken N.V. was 33% lower as a result of EUR592 million shift in exceptional items between 2006 (EUR291 million net gains) and 2007 (EUR301 million net charges).
Basic earnings per share (EPS) amount to EUR1.65, compared with EUR2.47 in 2006.

Development of Net Profit of Heineken N.V.

	2007	2006
Net Profit of Heineken N.V.	807	1,211
Amortisation of brands	11	10
Exceptional items	301	-291
Net Profit (beia)	**1,119**	**930**

Exceptional items

In 2007, Heineken recorded exceptional charges before tax of EUR307 million, of which EUR219 million was related to a fine imposed by the European Commission. Charges related to the implementation of the F2F program amounted to EUR57 million and relate mainly to Spain, France, Poland and Russia, which are partially compensated by EUR9 million net gains, coming from disposals in Western Europe.

Heineken has decided to record an exceptional impairment charge of EUR40 million at EBIT level relating to Heineken's joint venture in Germany, Brau Holding International, of which EUR36 million was caused by Karlsberg Brewery in which BHI holds a 45% stake, and the remainder by the Kumbacher Brauerei A.G. Volume and long-term profitability of Karlsberg has been severely affected by the introduction of deposits, on one-way pack types and the increase in input costs. An experienced turn-around manager from the Heineken group has joined the management of the Karlsberg business.

In 2006, Heineken recorded EUR273 million exceptional profit before tax, generated by a EUR375 million gain on sale of assets and F2F related charges of EUR102 million.

At Net Profit level in 2007, Heineken N.V. recorded EUR301 million of net exceptional charges, compared to EUR291 million of net exceptional gains in 2006.

Heineken estimates restructuring costs related to the F2F programme in 2008 will be EUR75 million before tax.

Exchange rate movements

The negative effect of exchange rate fluctuations on EBIT (beia) and Net Profit (beia) was EUR36 and EUR17 million respectively, as a result of the depreciation of important currencies, such as the Nigerian naira, American dollar, Chilean peso, Singapore dollar and Russian rouble.

Heineken delays the impact on the group's results of the fluctuation in the EUR/US Dollar exchange rate by hedging its transaction exposure from export activities up to 18 months in advance. In compliance with IAS 32/39, the resulting exchange rate differences are accounted for partly at EBIT level and partly on the line "Other net financial expenses".

The average realised USD/EUR exchange rate in 2007 was USD1.27, in line with the USD1.26 achieved in 2006. The negative effect of US dollar exchange rate movements on Net Profit of Heineken N.V. was EUR9 million.

For 2008, Heineken forecasts a net dollar inflow of USD850 million, of which 84% is hedged at a rate of USD1.33, including hedging costs. For 2009, the net dollar inflow is estimated at USD930 million, of which 27% is hedged at a rate of USD1.38.

Balance sheet and cash flow

Free operating cash flow totalled EUR745 million compared with EUR1,122 million in 2006 as a result of the payment of the European Commission fine, accelerated investments in capacity expansion and investments in working capital. As a result, the consolidated cash conversion rate for 2007 decreased to 58% from 105% in 2006.

The ratio of net working capital (excluding financial instruments) on revenue was 2.4%, slightly ahead of the 2.9% rate recorded at the end of 2006. Gross capital expenditures amounted to EUR1,123 million, or 8.9% of revenue (7.1% in 2006), ahead of the original forecast. Significant accelerated investments in capacity expansion, modernisation and returnable packaging materials were made across the regions, and particularly in Romania, Poland, Germany, Greece, Russia, Nigeria, Chile and Spain. For 2008, the gross capital expenditures are estimated at EUR1.2 billion, which includes greenfield projects in South Africa, DRC, Tunisia, India and Laos.

At the end of 2007, interest-bearing debt totalled EUR2,656 million, whilst cash and investments held for trading amounted to EUR730 million (2006: EUR985 million). The net financial debt position was broadly unchanged at EUR1,926 million, versus EUR1,914 million in 2006. The Net Debt/EBITDA (beia) ratio was 0.75 (2006: 0.82).

Equity attributable to the equity holders of Heineken Holding N.V. amounts to EUR2,707 million, representing a net asset value of EUR11.05 per share compared with EUR10.23 in 2006.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 355
Veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

The press conference will be broadcast live via the website today from 09:00 CET. The investors' and analysts' presentation will be held at 15:00 CET and will be broadcast live via the website. The two presentations can be monitored live on www.heinekeninternational.com/webcast, from which they can be downloaded afterwards.

Editorial information:

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and Heineken owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Appendices

1. Consolidated Income Statement of Heineken Holding N.V.
2. Consolidated Balance Sheet of Heineken Holding N.V.
3. Movement in total equity of Heineken Holding N.V.
4. Consolidated statement of recognised income and expense of Heineken Holding N.V.
5. Information by region.
6. Consolidated Statement of Cash Flows of Heineken Holding N.V.
7. Notes to the appendices
8. Glossary

Appendix 1

Consolidated income statement of Heineken Holding N.V.

For the year ended 31 December 2007 *In millions of Euro*	**2007**	**2006**
Revenue	**12,564**	**11,829**
Other income	**30**	**379**
Raw materials, consumables and services	8,162	7,376
Personnel expenses	2,165	2,241
Amortisation, depreciation and impairments	764	786
Total expenses	**11,091**	**10,403**
Results from operating activities	**1,503**	**1,805**
Interest income	67	52
Interest expenses	(168)	(185)
Other net finance (expenses) / income	(26)	11
Net finance expenses	**(127)**	**(122)**
Share of profit of associates (net of income tax)	25	27
Profit before income tax	**1,401**	**1,710**
Income tax expenses	(429)	(365)
Profit	**972**	**1,345**
Attributable to:		
Equity holders of Heineken Holding N.V. (net profit)	404	606
Minority interests in Heineken N.V.	403	605
Minority interests in Heineken N.V. group companies	165	134
Profit	**972**	**1,345**
Number of issued shares	245,011,848	245,011,848
Number of outstanding shares	245,011,848	245,011,848
Basic earnings per share (EUR)	1.65	2.47
Diluted earnings per share (EUR)	1.65	2.47

Appendix 1 continued

Raw materials, consumables and services

In millions of Euro	**2007**	**2006**
Raw materials	896	780
Non-returnable packaging	1,592	1,439
Goods for resale	1,604	1,531
Inventory movements	(51)	(11)
Marketing and selling expenses	1,627	1,493
Transport expenses	711	640
Energy and water	290	268
Repair and maintenance	263	258
EC fine	219	-
Other expenses	1,011	978
	8,162	**7,376**

Appendix 2

Consolidated balance sheet of Heineken Holding N.V.

As at 31 December 2007

In millions of Euro	**2007**	**2006**
Assets		
Property, plant & equipment	5,362	4,944
Intangible assets	2,541	2,449
Investments in associates	214	186
Other investments	452	606
Advances to customers	219	180
Deferred tax assets	336	395
Total non-current assets	**9,124**	**8,760**
Inventories	1,007	893
Other investments	105	59
Trade and other receivables	1,873	1,779
Prepayments and accrued income	123	91
Cash and cash equivalents	715	1,374
Assets classified as held for sale	21	41
Total current assets	**3,844**	**4,237**
Total assets	**12,968**	**12,997**
Equity		
Share capital	392	392
Reserves	361	341
Retained earnings	1954	1774
Equity attributable to the equity holders of Heineken Holding N.V.	**2,707**	**2,507**
Minority interests in Heineken N.V.	**2,697**	**2,502**
Minority interests in Heineken N.V. group companies	**542**	**511**
Total equity	**5,946**	**5,520**
Liabilities		
Loans and borrowings	1,521	2,091
Employee benefits	646	665
Provisions	184	242
Deferred tax liabilities	478	471
Total non-current liabilities	**2,829**	**3,469**
Bank overdraft	282	747
Loans and borrowings	873	494
Trade and other payables	2,806	2,496
Tax liabilities	89	149
Provisions	143	122
Total current liabilities	**4,193**	**4,008**
Total liabilities	**7,022**	**7,477**
Total equity and liabilities	**12,968**	**12,997**

Appendix 3

Movement in Total equity of Heineken Holding N.V. *In millions of Euro*	Share capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Equity*	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies	Total equity
Balance as at 1 January 2006	392	74	(10)	24	197	1,308	1,985	1,984	545	4,514
Net recognised income and expense	-	(26)	24	24	(3)	(2)	17	18	(31)	4
Profit	-	-	-	-	55	551	606	605	134	1,345
Transfer to retained earnings	-	-	-	-	(18)	18	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(98)	(98)	(98)	(101)	(297)
Purchase minority shares	-	-	-	-	-	-	-	-	(30)	(30)
Purchase own shares by Heineken N.V.	-	-	-	-	-	(5)	(5)	(9)	-	(14)
Share based payments by Heineken N.V.	-	-	-	-	-	2	2	2	-	4
Changes in consolidation	-	-	-	-	-	-	-	-	(6)	(6)
Balance as at 31 December 2006	392	48	14	48	231	1,774	2,507	2,502	511	5,520
Balance as at 1 January 2007	392	48	14	48	231	1,774	2,507	2,502	511	5,520
Net recognised income and expense	-	(44)	8	1	9	(10)	(36)	(35)	(12)	(83)
Profit	-	-	-	-	44	360	404	403	165	972
Transfer to retained earnings	-	-	-	-	2	(2)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(167)	(167)	(166)	(117)	(450)
Purchase minority shares	-	-	-	-	-	-	-	-	(13)	(13)
Purchase own shares by Heineken N.V.	-	-	-	-	-	(5)	(5)	(10)	-	(15)
Share based payments by Heineken N.V.	-	-	-	-	-	4	4	3	-	7
Changes in consolidation	-	-	-	-	-	-	-	-	8	8
Balance as at 31 December 2007	392	4	22	49	286	1,954	2,707	2,697	542	5,946

* Equity attributable to equity holders of Heineken Holding N.V.

Appendix 4

Consolidated statement of recognised income and expense of Heineken Holding N.V.

For the year ended 31 December 2007

In millions of Euro	**2007**	**2006**
Foreign currency translation differences for foreign operations	(100)	(84)
Effective portion of change in fair value of cash flow hedge	51	50
Net change in fair value of cash flow hedges transferred to the income statement	(36)	-
Net change in fair value available-for-sale investments	2	48
IFRS transitional adjustments prior year	-	(10)
Net income and expense recognised directly in equity	**(83)**	**4**
Profit	972	1,345
Total recognised income and expense	**889**	**1,349**
Attributable to:		
Equity holders of Heineken Holding N.V.	368	623
Minority interests in Heineken N.V.	368	623
Minority interests in Heineken N.V. group companies	153	103
Total recognised income and expense	**889**	**1,349**

Appendix 5

Information by region

For the 12 months period ended 31 December 2007

In millions of Euro	2007	2006
Revenues		
Western Europe	5,450	5,351
Central and Eastern Europe	3,686	3,359
Americas	2,043	1,975
Africa and Middle East	1,416	1,182
Asia/Pacific	597	560
Headoffice Heineken N.V./eliminations	(628)	(598)
Total revenues	**12,564**	**11,829**
EBIT*		
Western Europe	410	920
Central and Eastern Europe	381	339
Americas	278	267
Africa and Middle East	329	235
Asia/Pacific	100	95
Headoffice Heineken N.V./eliminations	30	(24)
Total EBIT	**1,528**	**1,832**
EBIT (excl. exceptional items and amortisation of brands)*		
Western Europe	665	633
Central and Eastern Europe	444	364
Americas	278	267
Africa and Middle East	329	234
Asia/Pacific	100	95
Headoffice Heineken N.V./eliminations	30	(24)
Total EBIT (beia)	**1,846**	**1,569**
Total assets		
Western Europe	3,785	4,055
Central and Eastern Europe	5,602	5,252
Americas	1,244	1,231
Africa and Middle East	1,395	1,141
Asia/Pacific	553	529
Headoffice Heineken N.V.	25	307
	12,604	12,515
Unallocated items	364	482
Total assets	**12,968**	**12,997**

* Not included in the financial statements

Appendix 6

Consolidated statement of cash flows of Heineken Holding N.V.

For the year ended 31 December 2007 *In millions of Euro*	**2007**	**2006**
Operating activities		
Profit	972	1,345
Adjustments for:		
Depreciation, amortisation and impairments	764	786
Net interest (income)/expenses	101	133
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	(30)	(379)
Investment income and share of profit of associates	(41)	(40)
Income tax expenses	429	365
Other non-cash items	103	31
Cash flow from operations before changes in working capital and provisions	**2,298**	**2,241**
Change in inventories	(140)	(43)
Change in trade and other receivables	(175)	85
Change in trade and other payables	282	102
Total change in working capital	**(33)**	**144**
Change in provisions and employee benefits	(53)	(3)
Cash flow from operations	**2,212**	**2,382**
Interest paid & received	(96)	(138)
Dividend received	27	13
Income taxes paid	(413)	(408)
Cash flow used for interest, dividend and income tax	**(482)**	**(533)**
Cash flow from operating activities	**1,730**	**1,849**
Investing activities		
Proceeds from sale of property, plant & equipment and intangible assets	81	182
Purchase of property, plant & equipment	(1,123)	(844)
Purchase of intangible assets	(22)	(33)
Loans issued to customers and other investments	(146)	(166)
Repayment and advances to customers	225	134
Cash flow used in operational investing activities	**(985)**	**(727)**
Acquisition of subsidiaries, joint ventures, minority interests and associates, net of cash acquired	(245)	(84)
Acquisition of associates and other investments	(89)	(29)
Disposal of subsidiaries, joint ventures, minority interests net of cash disposed of	12	17
Disposal of associates and other investments	44	24
Cash used for acquisitions and disposals	**(278)**	**(72)**
Cash flow used in investing activities	**(1,263)**	**(799)**

Consolidated statement of cash flows - continued

For the year ended 31 December 2007
In millions of Euro

	2007	2006
Financing activities		
Proceeds from loans and borrowings	77	262
Repayment of loans and borrowings	(265)	(582)
Dividends paid	(450)	(297)
Purchase own shares	(15)	(14)
Other	(3)	(18)
Cash flow used in financing activities	**(656)**	**(649)**
Net Cash Flow	**(189)**	**401**
Cash and cash equivalents as at 1 January	627	234
Effect of movements in exchange rates	(5)	(8)
Cash and cash equivalents as at 31 December	**433**	**627**

Appendix 7: Notes to the appendices

Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 5, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2007 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in joint ventures and associates.

The financial information included in appendix 1-6 (excluding EBIT and EBIT beia) is extracted from Heineken Holding N.V.'s consolidated financial statements 2007. These financial statements were authorised for issue on 19 February 2008. The financial statements have been audited and an unqualified auditors' report has been issued. The annual report is yet to be approved in the annual general meeting of shareholders at 17 April 2008 and will be published on 19 March.

Heineken Holding N.V.'s consolidated financial statements for 2007 will be available on request from Tweede Weteringplantsoen 5, 1017 ZD Amsterdam, The Netherlands or can be obtained from the website www.heinekeninternational.com.

Accounting policies

The accounting policies applied by Heineken Holding N.V. in these appendices are the same as the policies applied by Heineken Holding N.V. in the consolidated financial statements for 2006, except for IFRS 7 "Financial instruments: Disclosures" and the complementary amendment to IAS 1 "Presentation of financial statements – Capital disclosures", both effective as from 2007. Certain comparative amounts have been reclassified or line items have been added to conform with current year's presentation of the consolidated balance sheet and the consolidated statement of recognised income and expense.
In addition certain comparative amounts in the consolidated statement of cash flows have been reclassified to conform with current year's presentation.

Applied are International Financial Reporting Standards (IFRS) adopted by the EU (i.e., only IFRS's that are adopted for use in the EU at the date of publication).

These appendices do not contain all the information required for a complete full-year set of financial statements

Issued and outstanding shares

The number of outstanding shares as per 31 December 2007 is 245,011,848.

Use of estimates

The preparation of these appendices involves the forming of judgements by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these appendices, the principal judgements formed by management in applying Heineken Holding N.V.'s accounting policies and the principal sources of the estimates used were the same as the judgements and sources used in preparing the consolidated financial statements for 2006.

Risk management

Heineken Holding N.V.'s objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements for 2006.

Acquisitions and disposals

In 2007 there were an insignificant number of changes in the scope of the consolidation. At 4 September 2007 Heineken acquired Kralowsky Pivovar Krusovice a.s. in the Czech Republic from Radeberger Gruppe KG. The transaction was funded from existing cash resources.

At 28 December 2007, Heineken acquired the Cypriot holding company of the CJSC Brewing Company 'Syabar', in Bobruysk, Belarus. Heineken acquired Syabar's Cypriot holding company from a consortium led by Detroit Investments Limited (Cyprus) and from the International Finance Corporation, an affiliate of the World Bank. The transaction was funded from existing cash resources.

Due to the competitive sensitivity and the non-disclosure agreements with the parties involved, the acquisition prices of the Krusovice and Syabar acquisition are not disclosed.

In addition to the acquisitions of Krusovice and Syabar, wholesalers in France, Spain and The Netherlands were acquired. In Vietnam and Germany breweries were acquired. Disposals during the year concerned a number of wholesalers in Italy and Austria. Furthermore our joint venture in Chile sold the majority of shares of a subsidiary, which held investments in brands.

Taxation

The relative high effective tax rate of 31.7% is mainly due to the fine of the European Commission of EUR219 million, which is treated as a non-deductible expense. Without the exceptional items the effective tax rate would have been 26.2%.

Appendix 8: Glossary

Amstel® volume	The group beer volume of the Amstel brand.
Beia	Before exceptional items and amortisation of brands.
Capex	Capital expenditure on property, plant and equipment.
Cash conversion ratio	Free operating cash flow / Net profit (beia) before deduction of minority interests.
Consolidated beer volume	100% of beer volume produced and sold by fully consolidated companies and the share of beer volume produced and sold by proportionately consolidated joint-venture companies.
Depletions	Sales by distributors to the retail trade.
Dividend pay out	Proposed dividend as a percentage of net profit beia.
Earnings per share	Net profit divided by the number of issued and outstanding shares.
EBIT	Earnings before interest and taxes and net finance expenses.
EBITDA	Earnings before interest and taxes and net finance expenses before depreciation and amortisation.
Effective tax rate	Taxable profit adjusted for share of profit of associates, dividend income and impairments of other investments.
Fit 2 Fight	Cost-saving programme aimed at reducing the fixed cost base versus 2005 by EUR450 million by 2008.
Fixed costs under F2F	Fixed costs under Fit 2 Fight include personnel, depreciation and amortisation, repair and maintenance and other fixed costs. Exceptional items are excluded in these costs
F2F fixed costs ratio	Fixed costs under Fit 2 Fight as a percentage of revenue.
Free operating cash flow	This represents the total of cash flow from operating activities, and cash flow from operational investing activities.
Gearing	Net debt/shareholders' equity.
Group beer volume	The part of the total group volume that relates to beer.
Heineken® volume	The group beer volume of the Heineken® brand.
Heineken® volume in premium segment	The group volume of the Heineken® brand in the premium segment (Heineken® volume in the Netherlands is excluded).
Net debt	Non-current and current interest bearing loans and borrowings and bank overdrafts less investments held for trading and cash.
Net Profit	Profit after deduction of minority interests (profit attributable to equity holders of Heineken Holding N.V.).
Organic growth	Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and changes in accounting policies.

Organic volume growth	Increase in consolidated volume, excluding the effect of the first-time consolidation of acquisitions.
Profit	Total profit of the group before deduction of minority interests.
®	All brand names mentioned in this press release, including those not marked by an ® represent registered trade marks and are legally protected.
Region	A region is defined as Heineken's managerial classification of countries into geograohical units.
Revenue	Net realised sales proceeds in Euros.
Top line growth	Growth in net revenue.
Total beer volume	The group beer volume in a country.
Total group volume	100% of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and by proportionately consolidated joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.

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